Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

March 31, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Registration Statement on Form S- 1

Filed March 31, 2010

   File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

Pursuant to Rule 460 and 461 of Regulation C, Powin Corporation ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Wednesday, March 31, 2010 at 3:15 p.m. Eastern Daylight Time.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.

Powin Corporation acknowledges that:

•

should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO